# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Tavia Acquisition Corp., CIK 0002020385
CUSIP: G86880104
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 850 Library Avenue, Suite 204, Newark, Delaware (DE), 19711
Date of event which requires filing of this statement: 10/01/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002020381

## Reporting persons
- Tavia Sponsor Pte. Ltd.: type of reporting person: other (OO); citizenship or place of organization: Singapore (U0); sole voting power 1,500,000; shared voting power 0; sole dispositive power 1,500,000; shared dispositive power 0; aggregate amount beneficially owned 1,500,000 (17.1% of the class)
- Kanat Mynzhanov: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 1,500,000; shared voting power 0; sole dispositive power 1,500,000; shared dispositive power 0; aggregate amount beneficially owned 1,500,000 (17.1% of the class)

## Item 1. Issuer
Name of issuer: Tavia Acquisition Corp.
Address of issuer's principal executive offices: 850 Library Avenue, Suite 204, Newark, DE 19711

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i) Tavia Sponsor Pte. Ltd.
(ii) Kanat Mynzhanov
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 850 Library Avenue, Suite 204, Newark, DE 19711.
Citizenship: Tavia Sponsor Pte. Ltd. is an exempt private company limited by shares incorporated in Singapore. Kanat Mynzhanov is a citizen of the United Kingdom.

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person and is incorporated herein by reference for each Reporting Person.

On September 29, 2026, Fog Cutter Holdings LLC, a Delaware limited liability company (the "New Sponsor"), the Issuer and Tavia Sponsor Pte. Ltd., a Singapore company (the "Sponsor"), entered into a Purchase and Sponsor Handover Agreement (the "Purchase Agreement"), pursuant to which the New Sponsor agreed to purchase from the Sponsor an aggregate of (i) 2,243,333 ordinary shares, par value $0.0001 per share, of the Issuer ("Ordinary Shares") and (ii) 249,107 private placement units of the Issuer, each consisting of one Ordinary Share and one right entitling the holder thereof to receive one-tenth (1/10) of one Ordinary Share upon the completion of the Issuer's initial business combination, and further agreed to assume certain responsibilities of the Sponsor with respect to the Issuer, as a result of which the New Sponsor would become the sponsor of the Issuer (the "Transaction"). The Purchase Agreement and the Transaction were approved by the Board of Directors of the Issuer on September 29, 2026.

On October 1, 2026, the closing of the Transaction occurred and the New Sponsor became the sponsor of the Issuer, in each case as more fully described in the Issuer's Current Report on Form 8-K (File No. 001-42430) filed with the U.S. Securities and Exchange Commission (the "SEC") on October 2, 2026.

Following the Transaction, the Sponsor continues to hold 1,500,000 Ordinary Shares (the "Retained Shares"), representing approximately 17.1% of the outstanding Ordinary Shares. The Retained Shares are held directly by the Sponsor and indirectly by Kanat Mynzhanov as the controlling shareholder of the Sponsor. Mr. Mynzhanov disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

The aggregate percentage of Ordinary Shares beneficially owned by each of the Reporting Persons is calculated based upon 8,753,608 Ordinary Shares outstanding as of August 12, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q (File No. 001-42430) filed with the SEC on August 12, 2026.
Percent of class: 17.1%
Sole power to vote or to direct the vote: 1,500,000.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,500,000.00
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons with the SEC on April 22, 2025).

## Signatures
- Tavia Sponsor Pte. Ltd.: /s/ Jason T. Simon, Jason T. Simon, Attorney-in-Fact* (10/23/2026)
- Kanat Mynzhanov: /s/ Jason T. Simon, Jason T. Simon, Attorney-in-Fact* (10/23/2026)
Comment: * The Powers of Attorney given by each of the Reporting Persons were previously filed as Exhibits 24.1 to the Form 3s filed by the Reporting Persons with the SEC on December 3, 2024, respectively, and are herein incorporated by reference.